EXHIBIT 99.71
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                               {GRAPHIC OMITTED]
                       [LOGO - FRASER MILER CASGRAIN LLP]




VIA SEDAR                                               Yan Besner
                                                        (514) 878-5824
                                                        yan.besner@fmc-law.com
                                                        File No. 601934-289


December 3, 2004

AUTORITE DES MARCHES FINANCIERS
22nd floor
800 Victoria Square Montreal, Quebec H4Z
1G3
ATTENTION: L'UN DES CHEFS DU SERVICE DU FINANCEMENT DES SOCIETES

SUBJECT:     PROPOSED PLAN OF ARRANGEMENT (THE "ARRANGEMENT") INVOLVING
              DEFIANT ENERGY CORPORATION ("DEFIANT"), DEFIANT RESOURCES CORPORATION ("EXPLORECO"), ADVANTAGE OIL & GAS LTD. ("AOG"), ADVANTAGE EXCHANGECO LTD. ("EXCHANGECO") AND ADVANTAGE ENERGY INCOME FUND ("ADVANTAGE" OR THE "TRUST") (COLLECTIVELY, THE "PARTIES")
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Dear Mesdames/Sirs:

We act for the Parties in the Province of Quebec and are hereby requesting, on their behalf, pursuant to section 50 of the SECURITIES ACT (Quebec) (the "ACT"), the approval set forth below relating to the Arrangement (the "NOTICE").


INTRODUCTION

A copy of the Notice of Special Meeting of Securityholders, Notice of Petition to the Court of Queen's Bench of Alberta and the Information Circular and Proxy Statement (the "CIRCULAR") sent to the Defiant securityholders is attached. All capitalized terms used herein but not otherwise defined shall have the meaning set forth in the Circular.

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THE ARRANGEMENT

The Arrangement Agreement provides for the implementation of the Plan of Arrangement pursuant to which, on the Effective Date, the following transactions will occur in the following order:

       (a) each issued and outstanding Defiant Share held by a Non-Resident (other than Defiant Shares held by Dissenting Shareholders) shall be transferred to AOG, in accordance with the election or deemed election of the holder of such Defiant Share in consideration for:

              (i) the right to receive delivery of one-sixth of an Exploreco Share for each such Defiant Share; and

              (ii)   any one of:

                     A. Trust Unit Consideration on the basis of the Exchange Fraction of a Note for each such Defiant Share held;

                     B.     Cash Consideration for each such Defiant Share held;
                            or

                     C. a combination of Trust Unit Consideration and Cash Consideration;

       (b) the articles of Defiant shall be amended to authorize the creation of:

              (i) an unlimited number of "Class A Common Shares", having the following rights, privileges, restrictions and conditions:

                     A. the holders of Class A Common Shares are entitled to receive dividends if, as and when declared by the board of directors in such amounts and payable at such times as the board of directors may from time to time determine, and subject to the rights of holders of any other class of shares entitled to receive dividends in priority to or rateably with the Class A Common Shares, the board of directors may in its sole discretion declare dividends on the Class A Common Shares to the exclusion of any other class of shares;

                     B. the holders of Class A Common Shares are entitled to receive notice of and to attend all annual and special meetings of the shareholders, and to one vote at all such meetings in respect of each Class A Common Share held; and

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                                                                          Page 3


                     C. in the event of the liquidation, dissolution or winding-up of Defiant or other distribution of assets of Defiant among its shareholders for the purposes of winding-up its affairs, holders of Class A Common Shares shall, subject to the rights of holders of any other class of shares upon such distribution in priority to the Class A Common Shares, be entitled to participate rateably in any such distribution of assets; and

              (ii) an unlimited number of "Class B Redeemable Shares" having the following rights, privileges, restrictions and conditions:

                     A. the holders of Class B Redeemable Shares are entitled to receive dividends if, as and when declared by the board of directors in such amounts and payable at such times as the board of directors may from time to time determine and subject to the rights of holders of any other class of shares entitled to receive dividends in priority to or rateably with the Class B Redeemable Shares, the board of directors may in its sole discretion declare dividends on the Class B Redeemable Shares to the exclusion of any other class of shares;

                     B. subject to the ABCA, holders of Class B Redeemable Shares shall not be entitled to receive notice of or to attend or to vote at any meeting of the shareholders;

                     C. in the event of the liquidation, dissolution or winding-up of Defiant or other distribution of assets of Defiant among its shareholders for the purposes of winding-up its affairs, holders of Class B Redeemable Shares shall be entitled, in priority to holders of any other Class of shares, to receive an amount per Class B Redeemable Share equal to the Class B Redemption Amount and after such distribution the holders of Class B Redeemable Shares shall not be entitled to share in any further distribution of assets;

                     D. subject to the ABCA, Defiant may redeem all but not less than all of the outstanding Class B Redeemable Shares on delivery to holders thereof of the Class B Redemption Amount for each Class B Redeemable Share held; and

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                     E.     subject to the ABCA, the holder of a Class B
                            Redeemable Share may require Defiant to redeem all but not less than all of the then outstanding Class B Redeemable Shares held by such holder on delivery to such holder of a redemption price per Class B Redeemable Share equal to the Class B Redemption Amount;

       (c) the articles of Defiant shall be amended such that each issued and outstanding Defiant Share (other than Defiant Shares held by Dissenting Shareholders) shall be changed into one Class A Common Share and one Class B Redeemable Share;

       (d) each issued and outstanding Class B Redeemable Share shall be transferred to Exploreco in consideration for the issuance by Exploreco of one-sixth of an Exploreco Share;

       (e) AOG shall deliver to each Non-Resident whose Defiant Shares were transferred pursuant to (a) above such number of Exploreco Shares as are deliverable to such Non-Resident pursuant to (a) above;

       (f) each issued and outstanding Class A Common Share (other than those held by AOG or Tax Exempt Shareholders) shall be transferred to AOG, in accordance with the election or deemed election of the holder of such Class A Common Share, in consideration for any one of:

              (i) Trust Unit Consideration on the basis of the Exchange Fraction of a Note;

              (ii) Exchangeable Share Consideration on the basis of the Exchange Fraction of an Exchangeable Share;

              (iii)  Cash Consideration; or

              (iv) a combination of Trust Unit Consideration, Exchangeable Share Consideration and Cash Consideration;

       (g) each issued and outstanding Class A Common Share held by a Tax Exempt Shareholder shall be transferred to AOG, in accordance with the election or deemed election of the relevant Defiant Shareholder in consideration for any one of:

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                                                                          Page 5


              (i) Trust Unit Consideration on the basis of the Exchange Fraction of a Note;

              (ii)   Cash Consideration; or

              (iii) a combination of Trust Unit Consideration and Cash Consideration;

       (h) each Note shall be transferred to Advantage in consideration for one Advantage Unit;

              (i) Defiant shall purchase for cancellation from Exploreco all of the issued and outstanding Class B Redeemable Shares in consideration for the transfer by Defiant to Exploreco of the Exploreco Note, and the Exploreco Note shall be cancelled and the name of Exploreco shall be removed from the register of holders of Class B Redeemable Shares;

       Defiant and AOG shall be amalgamated and continue as one corporation such that:

              (i) the stated capital of the Class A Common Shares shall be reduced to $1.00 in the aggregate immediately prior to the Amalgamation;

              (ii) the Class A Common Shares shall be cancelled without any repayment of capital;

              (iii) the articles of the Amalgamated Corporation shall be the same as the articles of Advantage, and the name of the amalgamated corporation shall be "Advantage Oil & Gas Ltd.";

              (iv) no securities shall be issued by the Amalgamated Corporation in connection with the Amalgamation and for greater certainty, the common shares, Exchangeable Shares, Notes and other notes of Advantage shall survive and continue to be common shares, Exchangeable Shares, Notes and other notes of the Amalgamated Corporation without amendment;

              (v) the property of each of the amalgamating corporations shall continue to be the property of the Amalgamated Corporation;

              (vi) the Amalgamated Corporation shall continue to be liable for the obligations of each of the amalgamating corporations;

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              (vii)  any existing cause of action, claim or liability to prosecution of any of the amalgamating corporations shall be unaffected;

              (viii) any civil, criminal or administrative action or proceeding pending by or against any of the amalgamating corporations may be continued to be prosecuted by or against the Amalgamated Corporation;

              (ix) a conviction against, or ruling, order or judgment in favour of or against, any of the amalgamating corporations may be enforced by or against the Amalgamated Corporation;

              (x) the articles of amalgamation of the Amalgamated Corporation shall be deemed to be the Articles of Incorporation of the Amalgamated Corporation and the certificate of amalgamation of the Amalgamated Corporation shall be deemed to be the certificate of incorporation of the Amalgamated Corporation;

              (xi) the by-laws of Advantage shall be the by-laws of the Amalgamated Corporation;

              (xii) the first directors of the Amalgamated Corporation shall be the directors of Advantage;

              (xiii) the first officers of the Amalgamated Corporation shall be the officers of Advantage; and

              (xiv) the registered office of the Amalgamated Corporation shall be the registered office of Advantage;

       (k) the Advantage Conveyance shall become effective, the Amalgamated Corporation shall transfer the Advantage Assets to Exploreco and Exploreco shall pay the consideration therefor, all in accordance with the Advantage Conveyance; and

       (l) the Option Agreement between the Amalgamated Corporation and Exploreco shall become effective.

The Arrangement may be amended to take the amalgamation out of the Arrangement as that step is not meaningful to Defiant Shareholders, and it would give Advantage the flexibility to do the amalgamation at year end for tax purposes. If that occurs, then the purchase agreements and option agreements referred to would be with Advantage or Defiant, as applicable.

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                                                                          Page 7


No fractional Advantage Units, Exchangeable Shares or Exploreco Shares shall be issued pursuant to the Arrangement. In the event that the exchange ratio referred to above would in any case result in a Registered Holder being entitled to a fractional Exploreco Share, such fractional Exploreco Share will be rounded to the next highest whole number of Exploreco Shares. In the event that the exchange ratio referred to above would in any case result in a Registered Holder being entitled to a fractional Advantage Unit or Exchangeable Share, in lieu of such fractional interest such Registered Holder shall be paid by Advantage or AOG, as applicable, an amount equal to the product of such fraction multiplied by the Weighted Average Trading Price.

Each Exchangeable Share issued by AOG is exchangeable for Advantage Units at any time (subject to the provisions of the Voting and Exchange Trust Agreement), on the basis of the applicable exchange ratio in effect at that time, in accordance with the share provisions applicable to such shares and the terms and provisions of the Voting and Exchange Trust Agreement. The exchange ratio will be equal to one upon issuance of the Exchangeable Shares and will be increased on each date that a distribution is paid by Advantage on the Advantage Units by an amount equal to the a fraction having as its numerator the distribution, expressed as an amount per Advantage Unit paid on that distribution payment date, multiplied by the exchange ratio immediately prior to the distribution record date for such distribution and having as its denominator the Current Market Price on the first business day following the distribution record date for such distribution. The exchange ratio will be decreased on each record date for the payment of dividends on the Exchangeable Shares by an amount equal to a fraction having as its numerator the dividend declared on that dividend record date, expressed as an amount per Exchangeable Share multiplied by the exchange ratio immediately prior to that dividend record date, and having as its denominator the Current Market Price on the date that is seven business days prior to that dividend record date. The Exchangeable Shares will not be entitled to any vote at meetings of shareholders of AOG but will, through a Special Voting Unit of Advantage held by the Trustee as trustee under the Voting and Exchange Trust Agreement, be entitled to vote (on the basis of the number of votes equal to the number of Advantage Units into which the Exchangeable Shares are then exchangeable) with the holders of Advantage Units as a class. In addition, holders will be provided with all information sent by Advantage to holders of Advantage Units. Holders of Exchangeable Shares will be entitled to receive, as and when declared by the board of directors of AOG in its sole discretion from time to time, such cash dividends as may be declared thereon by the Board of Directors. It is not anticipated that dividends will be declared or paid on the Exchangeable Shares. The Exchangeable Shares will be redeemable by AOG, in certain circumstances, and will be retractable by holders of Exchangeable Shares, in certain circumstances. Exchangeable Shares not previously redeemed or retracted will be redeemed by AOG or purchased by Advantage on January 15, 2008. For a complete description of the Exchangeable Shares, see Exhibit 3 to the Arrangement Agreement attached as Appendix "A" to the Circular.

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Pursuant to the Arrangement, each issued and outstanding Defiant Share shall be exchanged, at the election of Defiant Shareholders, for either: (i) 0.201373 of one trust unit of Advantage; (ii) 0.201373 of one exchangeable share of AOG, subject to a maximum of 1.5 million exchangeable shares, in aggregate, being available for election; (iii) $4.40 in cash, subject to a maximum of $34 million, in aggregate, being available for election; or (iv) a combination of the Trust Unit Consideration, Exchangeable Share Consideration and Cash Consideration, subject to pro-rationing in the event the foregoing Cash Consideration or Exchangeable Share Consideration maximums are exceeded. Defiant Shareholders who are considered to be non-resident or tax-exempt shareholders may elect to receive only the Trust Unit Consideration, Cash Consideration or a combination of the Trust Unit Consideration and Cash Consideration. In addition, Defiant Shareholders will receive, for each Defiant Share held, one-sixth of one common share of Exploreco.

Upon completion of the Arrangement, Defiant will be amalgamated with AOG and former Defiant Shareholders (other than those who exercise their Dissent Rights) will be holders of Exploreco Shares and of Advantage Units and/or Exchangeable Shares. Assuming there are no Dissenting Shareholders, there will be approximately 6,845,727 Advantage Trust Units issued (assuming that all holders elect to receive the Trust Unit Consideration) to holders of Defiant Shares (after the exercise of all Defiant Options) pursuant to the Arrangement, representing approximately 13.1%, of the then issued and outstanding Advantage Units (including those issuable for Exchangeable Shares). Assuming there are no Dissenting Shareholders, there will be 5,665,877 Exploreco Shares issued and outstanding (not including the issuance of any Exploreco Shares pursuant to the Private Placement) all but one of which will be held by former Defiant Shareholders.

The directors and officers of Defiant and certain of their associates have indicated that they intend to vote all of their Defiant Shares in favour of the Arrangement Resolution. Such officers and directors own or control an aggregate of 7,566,700 Defiant Shares (22% of the issued and outstanding Defiant Shares assuming the exercise of all of the Defiant Options held by them).

Other than as described above and elsewhere in the Circular, to the knowledge of the directors and senior officers of Defiant, there are no material interests of any director or senior officer of Defiant or any one who held office as such since the commencement of the last completed financial year of Defiant or of any associate or affiliate of any of the foregoing in the Arrangement.

Please note that the private placement to be completed by Exploreco may be considered related party transactions, "connected transactions" or a "collateral benefit" for purposes of Ontario Securities Commission Rule 61-501. Since directors and officers of Defiant are entitled to receive various benefits or payments in connection with, but not consequent upon, the

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Arrangement and are expected to participate in one or more of the private placements, Ontario Securities Commission Rule 61-501 requires Defiant to obtain a formal valuation for the Arrangement unless an exemption from the valuation requirements is available. Such an exemption is available because the fair market value of benefits and payments to interested parties in such transactions do not exceed 25% of Defiant's market capitalization. In addition, the Ontario Securities Commission Rule 61-501 will require approval of these transactions by a majority of the votes cast by the shareholders of Defiant excluding votes attached to shares held by directors or officers of Defiant who may participate in the private placement of Exploreco.

To the knowledge of Defiant and its directors or senior officers, after reasonable inquiry, such persons currently hold, directly or indirectly, or exercise control or direction over approximately 6,041,983 Defiant Shares and 1,524,717 options to acquire Defiant Shares representing approximately 19% of the outstanding Defiant Shares and approximately 58% of the outstanding options to acquire Defiant Shares, respectively (and which together represent approximately 22% of the outstanding Defiant Shares on a diluted basis).

Despite the above analysis of Ontario Securities Commission Rule 61-501, we believe that the proposed Arrangement is neither a related party transaction nor a going-private transaction that must respect the requirements of Regulation Policy Statement Q-27. Any related party to the issuer is only entitled to receive, directly or indirectly, consequent upon the Arrangement, consideration that is identical to that paid to all other holders of securities of the same class.

Please note that there are no Defiant optionholders resident in Qu6bec. Please also note that none of the participants in the private placement will be residents of Qu6bec.

As at November 5, 2004, there were approximately 112 Defiant Shareholders residing in Qu6bec holding approximately 2,269,212 (or 7.2%) of the outstanding Defiant Shares. In addition, as at November 19, 2004, there were approximately 1,345 unitholders of Advantage residing in Qu6bec holding approximately 1,493,646 (or 3.4%) Advantage Units.

CONCLUSION

Please find attached the information pursuant to section 106 of the REGULATION RESPECTING SECURITIES (Qu6bec) (the "REGULATION").

On behalf of the Parties, we hereby request your approval, pursuant to section 50 of the Act, of the exchange of securities, as described above, pursuant to the Arrangement.

In connection with the Notice, the requisite filing fee of $11,568.63 (the amount equal to one quarter of 0.02% of the gross value of the securities being distributed throughout Canada, being


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                                                                         Page 10


$272,202,914.50 less the general 15% discount provided under section 271.12 of the Regulation) will follow shortly.

Please advise the undersigned at once if anything further is required. Yours very truly,

FRASER MILNER CASGRAIN LLP


/s/ Yan Besner
-----------------------
Yan Besner



YB/cw
Attachments


cc: Gary Bugeaud, Burnet, Duckworth & Palmer LLP

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    PROPOSED PLAN OF ARRANGEMENT (THE "ARRANGEMENT") INVOLVING DEFIANT ENERGY
      CORPORATION ("DEFIANT"), DEFIANT RESOURCES CORPORATION ("EXPLORECO"),
          ADVANTAGE OIL & GAS LTD. ("AOG"), ADVANTAGE EXCHANGECO LTD. ("EXCHANGECO") AND ADVANTAGE ENERGY INCOME FUND ("ADVANTAGE" OR THE "TRUST")
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ANY CAPITALIZED TERMS USED HEREUNDER SHALL HAVE THE MEANING SET FORTH IN THE
CIRCULAR.


1. NAME AND ADDRESS OF EACH OF THE LEGAL PERSONS INVOLVED IN THE ARRANGEMENT, WITH A BRIEF DESCRIPTION OF THEIR ACTIVITIES

   o   DEFIANT

Defiant's head office is located at 1800, 800 - 6th Avenue S.W., Calgary, Alberta, T2P 3G3 and its registered office is located at 1400, 350 - 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

Defiant is engaged in the exploration for, and the development, acquisition and production of, natural gas and crude oil in western Canada. All of Defiant's current operations are in the province of Alberta.


   o   EXPLORECO

The head and principal office of Exploreco is located at 1800, 800 - 6th Avenue S.W., Calgary, Alberta, T2P 3G3 and its registered office is located at Suite 1400, 350 - 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

Exploreco was incorporated under the ABCA on November 1, 2004 as "1135488 Alberta Ltd." On November 12, 2004, Exploreco amended its Articles to change its name to "Defiant Resources Corporation". Exploreco has not carried on any active business since incorporation and Exploreco does not have any subsidiaries. It is expected that Exploreco will continue certain of the exploration and development programs in western Alberta initiated by Defiant.


   o   AOG

The head office and the registered office of AOG is located at Suite 3100, 150-6th Avenue S.W., Calgary, Alberta, T2P 3Y7.

AOG is actively engaged in the business of oil and gas exploitation, development, acquisition and production in the Provinces of Alberta, British Columbia and Saskatchewan.

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   o   THE TRUST (ADVANTAGE)

The head office of the Trust is located at Suite 3100, 150-6th Avenue S.W., Calgary, Alberta, T2P 3Y7

The principal undertaking of Advantage is to indirectly acquire and hold, through its wholly-owned subsidiary, AOG, interests in petroleum and natural gas properties and assets related thereto. Advantage's primary assets are currently the common shares of AOG, the Royalty and the AOG Promissory Notes.

In accordance with the terms of the Advantage Trust Indenture, Advantage will make cash distributions to Unitholders of the interest income earned from the AOG Promissory Notes, royalty income earned on the Royalty, dividends (if any) received on, and amounts, if any, received on redemption of, AOG's common shares, non-voting shares and preferred shares, and income and distributions received from any Permitted Investments after expenses and capital expenditures, any cash redemptions of Advantage Units, and other expenditures.

2.     DESCRIPTION OF THE SECURITIES INVOLVED IN THE EXCHANGE

The following describes the securities involved in the exchange.

       (a)    DEFIANT SHARES

The holders of Defiant Shares are entitled to vote at any meeting of Defiant's shareholders and, subject to the rights of any shares of Defiant ranking senior to the Defiant Shares, to receive any dividends declared on the Defiant Shares by the Board of Directors and to receive the remaining property of Defiant on dissolution.

       (b)    ADVANTAGE UNITS

All Advantage Units outstanding from time to time are entitled to an equal fractional undivided share of any distributions from Advantage. In the event that Advantage ceases to exist or is wound up, each Advantage Unit entitles its holder to an equal undivided share in any amounts distributed upon such cessation or winding-up after satisfaction of all liabilities and provision for indemnities. All Advantage Units are of the same class with equal rights and privileges. Each Advantage Unit is transferable, is fully paid and non-assessable and entitles its holder to one vote at all meetings of Advantage Unitholders. The Advantage Units do not entitle the Advantage Unitholder to any conversion, retraction, redemption or pre-emptive rights, except for the rights referred to under the heading "Additional Information Respecting Advantage Energy Income Fund - Redemption Right" in the Advantage AIF. No fractional Advantage Units will be issued

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                                                                          Page 3


or transferred except for the purposes of distributions of Advantage Units referred to under the heading "Additional Information Respecting Advantage Energy Income Fund - Cash Distributions" in the Advantage AIF.

       (c)    EXCHANGEABLE SHARES

Each Exchangeable Share issued by AOG is exchangeable for Advantage Units at any time (subject to the provisions of the Voting and Exchange Trust Agreement), on the basis of the applicable exchange ratio in effect at that time, in accordance with the share provisions applicable to such shares and the terms and provisions of the Voting and Exchange Trust Agreement. The exchange ratio will be equal to one upon issuance of the Exchangeable Shares and will be increased on each date that a distribution is paid by Advantage on the Advantage Units by an amount equal to the a fraction having as its numerator the distribution, expressed as an amount per Advantage Unit paid on that distribution payment date, multiplied by the exchange ratio immediately prior to the distribution record date for such distribution and having as its denominator the Current Market Price on the first business day following the distribution record date for such distribution. The exchange ratio will be decreased on each record date for the payment of dividends on the Exchangeable Shares by an amount equal to a fraction having as its numerator the dividend declared on that dividend record date, expressed as an amount per Exchangeable Share multiplied by the exchange ratio immediately prior to that dividend record date, and having as its denominator the Current Market Price on the date that is seven business days prior to that dividend record date. The Exchangeable Shares will not be entitled to any vote at meetings of shareholders of AOG but will, through a Special Voting Unit of Advantage held by the Trustee as trustee under the Voting and Exchange Trust Agreement, be entitled to vote (on the basis of the number of votes equal to the number of Advantage Units into which the Exchangeable Shares are then exchangeable) with the holders of Advantage Units as a class. In addition, holders will be provided with all information sent by Advantage to holders of Advantage Units. Holders of Exchangeable Shares will be entitled to receive, as and when declared by the board of directors of AOG in its sole discretion from time to time, such cash dividends as may be declared thereon by the Board of Directors. It is not anticipated that dividends will be declared or paid on the Exchangeable Shares. The Exchangeable Shares will be redeemable by AOG, in certain circumstances, and will be retractable by holders of Exchangeable Shares, in certain circumstances. Exchangeable Shares not previously redeemed or retracted will be redeemed by AOG or purchased by Advantage on January 15, 2008. For a complete description of the Exchangeable Shares, see Exhibit 3 to the Arrangement Agreement attached as Appendix "A" to the Circular.

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                                                                          Page 4


       (d)    EXPLORECO SHARES

Exploreco is authorized to issue an unlimited number of Exploreco Shares. Holders of Exploreco Shares are entitled to one vote per share at meetings of shareholders of Exploreco, to receive dividends if, as and when declared by the board of directors of Exploreco and to receive pro rata the remaining property and assets of Exploreco upon its dissolution, liquidation or winding-up, subject to the rights of shares having priority over the Exploreco Shares.

3.     NUMBER AND VALUE OF THE SECURITIES

Upon completion of the Arrangement, Defiant will be amalgamated with AOG and former Defiant Shareholders (other than those who exercise their Dissent Rights) will be holders of Exploreco Shares and of Advantage Units and/or Exchangeable Shares. Assuming there are no Dissenting Shareholders, there will be approximately 6,845,727 Advantage Units issued (assuming that all holders elect to receive the Trust Unit Consideration) to holders of Defiant Shares (after the exercise of all Defiant Options) pursuant to the Arrangement, representing approximately 13.1%, of the then issued and outstanding Advantage Units (including those issuable for Exchangeable Shares). Assuming there are no Dissenting Shareholders, there will be 5,665,877 Exploreco Shares issued and outstanding (not including the issuance of any Exploreco Shares pursuant to the Private Placement) all but one of which will be held by former Defiant Shareholders.

The outstanding Defiant Shares and the outstanding Advantage Units, respectively, are listed and posted for trading on the TSX. On November 3, 2004, the last day that there was trading prior to the announcement of the proposed Arrangement, the closing prices of the Defiant Shares and the Advantage Units on the TSX were $4.12 and $20.88, respectively. The total value of the Advantage Units to be distributed will be $142,938,779.70. In addition, please note that the market capitalization of the Defiant Shares at that date was $129,264,134.80 (based on 31,374,790 issued and outstanding Defiant Shares on November 19,
2004).

As a result, the total aggregate value of the securities to be distributed pursuant to the Arrangement will be approximately $272,202,914.50.


4.     METHOD OF EVALUATING THE SECURITIES AND BASIS FOR EXCHANGE

Pursuant to the Arrangement, each issued and outstanding Defiant Share shall be exchanged, at the election of Defiant Shareholders, for either: (i) 0.201373 of one trust unit of Advantage; (ii) 0.201373 of one exchangeable share of AOG, subject to a maximum of 1.5 million exchangeable shares, in aggregate, being available for election; (iii) $4.40 in cash, subject to a maximum of $34 million, in aggregate, being available for election; or (iv) a combination of the


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Trust Unit Consideration, Exchangeable Share Consideration and Cash
Consideration, subject to pro-rationing in the event the foregoing Cash Consideration or Exchangeable Share Consideration maximums are exceeded. Defiant Shareholders who are considered to be non-resident or tax-exempt shareholders may elect to receive only the Trust Unit Consideration, Cash Consideration or a combination of the Trust Unit Consideration and Cash Consideration. In addition, Defiant Shareholders will receive, for each Defiant Share held, one-sixth of one common share of Exploreco.

In its evaluation of the Arrangement and the proposed acquisition of Defiant by Advantage, the Board of Directors relied upon, among other things, the opinion of Waterous, as financial advisor to the Board of Directors, as to whether the consideration to be received by Defiant Shareholders under the Arrangement is fair, from a financial point of view, to the Defiant Shareholders. Waterous was retained to help formulate a plan for enhancing shareholder value and to perform these services for the Board of Directors on the basis of its expertise in such matters. The Waterous & Co., group of companies, which includes Waterous, is an independent financial services group specializing in global oil and gas divestitures, mergers and acquisitions.

The Board of Directors has received the Fairness Opinion from Waterous. The Fairness Opinion provides that, on the basis of the information provided to and reviewed by Waterous and certain assumptions, all as set out in the Fairness Opinion, the consideration to be received by Defiant Shareholders under the Arrangement is fair, from a financial point of view, to Defiant Shareholders. A copy of the Fairness Opinion is attached to the Circular as Appendix "F". 5. CONDITIONS TO BE MET FOR COMPLETION, AND DATE SET FOR THE TRANSACTION

See "The Arrangement Agreement - Conditions to the Arrangement" at pp. 38-41 of the Circular for a summary of the material conditions to the Arrangement.

The Effective Date is expected to be on or about December 21, 2004. It is not possible, however, to state with certainty when the Effective Date will occur.

6.     THE NAME AND ADDRESS OF ANY REMUNERATED AGENT

N/A

7.     THE AMOUNT OF SUCH REMUNERATIONS

N/A